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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.....)*

                       Dallas Gold & Silver Exchange Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

            235077104, second certificate CUSIP Number not available
            --------------------------------------------------------
                                 (CUSIP Number)

   Karl E. May, 1375 E.9th St., Ste. 1700, Cleveland, OH 44114 (216) 621-5300
   --------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 29, 1995
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 235077104, second certificate CUSIP Number not available

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons. Raymond L. Bergman - S.S.N. 269 32 4232
               ---------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) N\A
     (a).................................................
     (b).................................................

3)   SEC Use Only...................................................

4)   Source of Funds (See Instructions) OO
                                        --
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
             ---
6)   Citizenship or Place of Organization United States citizen.
                                          ---------------------
Number of Shares         (7) Sole Voting Power 601,847
Beneficially Owned       (8) Shared Voting Power 0
by Each Reporting        (9) Sole Dispositive Power 601,847
Person With              (10) Shared Dispositive Power 0


11)  Aggregate Amount Owned by Each Reporting Person 601,847
                                                    -------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
                   ---
13)  Percent of Class Represented by Amount in Row (11) 10.2%
                                                       -----

14) Type of Reporting Person IN
                             --
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ITEM 1.  SECURITY AND ISSUER

Dallas Gold & Silver Exchange Inc. Common Stock, par value of one cent ($.01) each.

The principal executive office is located at 2817 Forest Lane, Dallas, Texas
75234

ITEM 2.  IDENTITY AND BACKGROUND

(a)  The Reporting Person is Raymond L. Bergman

(b)  The Reporting Person's address is 24 N. Sewalls Pt. Rd., Stuart, FL 34996-
0080

(c) The Reporting Person's present principal occupation is a Consultant with Sol Bergman, Inc., which is a retail estate jewelry business located at The Hamptons, Cedar Road, Beachwood, Ohio.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities were acquired as settlement of a litigation captioned RAYMOND L. BERGMAN, ET AL. V. HERBERT I. GLASS, ET AL., in the Court of Common Pleas for Cuyahoga County, Ohio, Case No. 203454. The Reporting Person brought an action against Herbert I. Glass, et al. with respect to claims arising out of the Reporting Person's participation as a limited partner in partnerships in which Herbert I. Glass served as the sole General Partner. The securities were transferred from Rose Glass, Herbert I. Glass' mother, as part of the settlement of the above described lawsuit.

No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.  PURPOSE OF TRANSACTION.

The securities were acquired in settlement of a lawsuit.


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The Reporting Person has plans or proposals which relate to or would result in:
(a)  the disposition of securities of the issuer.

The Reporting Person does not have any plans or proposals which relate to or would result in: (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns 601,847 shares of the Common Stock, $.01 par value of Dallas Gold & Silver Exchange Inc., which is 10.2% of the class of securities.

(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 601,847 shares referenced in paragraph (a) above.

(c) The Reporting Person did not conduct any transactions in the reported class of securities during the past sixty days or since the most recent filing on
Schedule 13D.

(d) Reporting Person's counsel have the right to receive a portion of the proceeds from the sale of such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person has agreed to transfer 5,000 shares to Lee Hartzmark, an individual, in consideration of services, including office space, copying, and advice, during the course of the litigation the settlement of which resulted in Reporting Person's


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receipt of the shares.  Reporting Person also has an oral agreement that 1/3 of the proceeds of his sale of shares will be paid to the law firm of Buckingham, Doolittle & Burroughs, a Legal Professional Association, or in the alternative, to transfer 200,000 shares to said law firm in payment of said fees.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The Reporting Person has no materials to be filed as exhibits.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 8, 1995
 ..................................................................
Date

/s/ Raymond L. Bergman
 ..................................................................
Signature

Raymond L. Bergman
 ..................................................................
Name/Title


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